Exhibit 99.2

PRESS RELEASE Brussels, 11 November 2015

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF THAT JURISDICTION.

THE ENCLOSED INFORMATION CONSTITUTES AN ANNOUNCEMENT ISSUED IN ACCORDANCE WITH ARTICLE 8, §1 OF THE BELGIAN ROYAL DECREE OF 27 APRIL 2007 ON PUBLIC TAKE-OVER BIDS AND REGULATED INFORMATION AS DEFINED IN THE BELGIAN ROYAL DECREE OF 14 NOVEMBER 2007 REGARDING THE DUTIES OF ISSUERS OF FINANCIAL INSTRUMENTS WHICH HAVE BEEN ADMITTED TO TRADING ON A REGULATED MARKET.

AB InBev announces its intention to launch a voluntary cash offer, for all of the shares and other securities giving access to voting rights in Newco

Anheuser Busch InBev (Euronext: ABI) (NYSE: BUD) (“AB InBev”) refers to the announcement (the “Announcement”) made earlier today in relation to the recommended acquisition of SABMiller plc (LSE: SAB) (JSE: SAB) (“SABMiller”) (the “Transaction”).

As described in the Announcement, it is intended that the Transaction be implemented by way of a three stage process involving: (i) a UK scheme of arrangement under Part 26 of the UK Companies Act 2006 between SABMiller and its shareholders (the “UK Scheme”), (ii) a Belgian law voluntary cash takeover offer by AB InBev for all of the shares in a Belgian company to be formed for the purpose of the Transaction that will be held by the SABMiller shareholders following completion of the UK Scheme (“Newco”), and (iii) a Belgian law reverse merger between AB InBev and Newco pursuant to which Newco will be the surviving entity (the “Belgian Merger”).

In this context and in accordance with article 8, §1 of the Belgian Royal Decree dated 27 April 2007 on public take-over bids, AB InBev announces its intention to launch a voluntary cash offer, for all of the shares and other securities giving access to voting rights in Newco (the “Belgian Offer”), as the second stage of the Transaction.

This announcement does not constitute a formal binding tender offer under the Belgian Royal Decree dated 27 April 2007 and the Belgian Law dated 1 April 2007 on public take-over bids. Whether or not the Belgian Offer will eventually be made as a formal binding tender offer depends on a number of conditions including regulatory approvals and completion of the UK Scheme.

If AB InBev elects to proceed with a formal and binding Belgian Offer, the Company will file the required documentation, including the prospectus relating to such offer, with the Belgian Financial Services and Markets Authority. In the event that AB InBev decides not to proceed with the Belgian Offer, AB InBev will immediately issue a further public announcement to that effect. AB InBev plans to finance the Belgian Offer by using existing cash resources and third party debt.

If and when the Belgian Offer launches, Newco will be the holding company of SABMiller, following completion of the UK Scheme. Following completion of the Transaction, Newco will be the new holding company for the combined AB InBev group and SABMiller group as a result of the Belgian Merger.

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Consideration

Pursuant to the terms of the Transaction, SABMiller shareholder (subsequently Newco shareholders) will be entitled to receive for each SABMiller share, £44.00 in cash (the “Cash Consideration”).

The Transaction will also include a partial share alternative under which SABMiller shareholders (subsequently Newco shareholders) can elect to receive for each SABMiller share, £3.7788 in cash and 0.483969 restricted shares in Newco (the “Restricted Shares”) in lieu of the full cash consideration to which they would otherwise be entitled under the Transaction (subject to scaling back as set out below) (the “Partial Share Alternative”).

SABMiller shareholders (subsequently Newco shareholders) will only be able to elect for the Partial Share Alternative in relation to their entire holding of SABMiller shares (subsequently Newco shares) and not part only. The Partial Share Alternative is limited to a maximum of 326,000,000 Restricted Shares and £2,545,387,824 in cash, which will be available for approximately 41.6 % of the SABMiller shares (subsequently Newco shares). To the extent that elections for the Partial Share Alternative cannot be satisfied in full, they will be scaled back pro rata to the size of such elections (or as near thereto as AB InBev in its absolute discretion considers practicable) and the balance of the consideration due to SABMiller shareholders (subsequently Newco shareholders) who have made such elections will be satisfied in cash in accordance with the terms of the Transaction.

The Restricted Shares will be unlisted, not admitted to trading on any stock exchange, not capable of being deposited in an ADR programme and will be subject to, among other things, restrictions on transfer until converted into ordinary shares of Newco. The Restricted Shares will be convertible at the election of the holder into ordinary shares of Newco on a one-for-one basis with effect from the fifth anniversary of completion of the Transaction. From completion, such Restricted Shares will rank equally with the ordinary shares of Newco as regards dividends and voting rights. Further details of Newco and the rights attaching to the Restricted Shares are set out in the Announcement.

Under the terms of the Transaction, AB InBev has agreed that SABMiller shareholders will be entitled to receive any dividends announced, declared or paid by SABMiller in the ordinary course (including on usual biannual declaration, record and payment dates) in respect of any completed six-month period ending 30 September or 31 March prior to completion of the Transaction, subject to and on the terms set out in paragraph 17 of the Announcement. Such dividends shall not exceed (i) US$0.2825 per SABMiller share for the six month period ended 30 September 2015 and a further US$0.9375 per SABMiller share for the six-month period ending 31 March 2016 (totalling US$1.22 per SABMiller share); and (ii) in respect of any subsequent six month period ending 30 September or 31 March, an amount representing the same ratio of the amount of the dividend per SABMiller share to adjusted earnings per SABMiller share for the relevant six month period as compared to the ratio for the relevant six month period ended 30 September 2015 or 31 March 2016, respectively; without any consequential reduction in the consideration payable to SABMiller shareholders in connection with the Transaction comprising either the Cash Consideration or the Partial Share Alternative (the “Consideration”) in respect of each SABMiller share payable under the Transaction, on the terms set out in paragraph 17 of the Announcement. If any dividend or other distribution is announced, declared, made or paid in respect of the SABMiller shares on or after the date of the Announcement and prior to completion of the Transaction, other than a Permitted Dividend (as defined in the Announcement), or in excess of the Permitted Dividends, AB InBev reserves the right to reduce the Consideration in respect of each SABMiller share by an amount equivalent to all or part of any such excess, in the case of the Permitted Dividends, or otherwise by the amount of all or part of any such dividend or other distribution. For the avoidance of doubt, if completion of the

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Transaction occurs after the announcement or declaration of a Permitted Dividend but before its payment date, SABMiller shareholders will not be entitled to receive such dividend.

AB InBev intends to seek a secondary (inward) listing of its ordinary shares on the JSE as soon as reasonably practicable after the date of this announcement. Upon or shortly after completion of the Transaction, the ordinary shares of Newco will be listed on Euronext Brussels and it is also intended that they will, at the same time, be listed on the JSE and the Mexico Stock Exchange and that American Depositary Shares (each representing a fixed ratio of ordinary shares of Newco) will be listed on the NYSE.

Full details of the Cash Consideration, the Partial Share Alternative, the rights attached to the Restricted Shares and the other terms of the Transaction are set out in the Announcement.

Irrevocables

AB InBev has received irrevocable undertakings from Altria Group, Inc. and BEVCO Ltd., the largest shareholders in SABMiller, to vote in favour of all resolutions to approve the UK Scheme, the Belgian Merger and the Transaction, and any related matters, proposed at the UK Scheme court meeting and the SABMiller general meeting (or to consent to be bound by the UK Scheme) and to elect for the Partial Share Alternative in respect of their entire beneficial holdings of 430,000,000 and 225,000,000 SABMiller shares respectively, representing in aggregate approximately 40.45%of SABMiller’s issued share capital at the close of business on 10 November 2015 (being the last business day before the date of the Announcement). In the event that elections for the Partial Share Alternative would require more than 326,000,000 Restricted Shares and £2,545,387,824 in cash then such elections will be scaled back pro rata to the size of such elections (or as near thereto as AB InBev in its absolute discretion considers practicable). Further details of these irrevocable undertakings are set out in the Announcement, including the circumstances in which the irrevocable undertakings cease to be binding.

The Belgian Offer and the Belgian Merger will each require the approval of the AB InBev shareholders. The AB InBev general meeting will be held before the SABMiller general meeting. The AB InBev Directors consider the Belgian Offer and the Belgian Merger to be in the best interests of AB InBev and the AB InBev shareholders as a whole and intend unanimously to recommend that AB InBev shareholders vote in favour of the AB InBev Resolutions to be proposed at the AB InBev general meeting which will be convened in connection with the Transaction. The AB InBev Directors have received financial advice from Lazard in relation to the Transaction. In providing their advice to the AB InBev Directors, Lazard has relied upon the AB InBev Directors’ commercial assessment of the Transaction.

AB InBev and SABMiller have received irrevocable undertakings from the Stichting administratiekantoor Anheuser-Busch InBev, EPS and BRC, who collectively hold approximately 51.8 % of the issued share capital of AB InBev, to vote in favour of all resolutions to approve the Belgian Offer, the Belgian Merger and the Transaction at the AB InBev general meeting. Further details of these irrevocable undertakings are set out in the Announcement, including the circumstances in which these irrevocable undertakings cease to be binding.

Conditions to the Belgian Offer

The Transaction will be subject to the pre-conditions and conditions set out in the Announcement and certain further terms set out in the Announcement. The full terms and conditions of the Transaction will be set out in the relevant transaction documents. The pre-conditions and conditions to the Transaction include the receipt of various antitrust and other regulatory approvals, as further described in the Announcement.

As set out in the Announcement, the Belgian Offer will be subject to the following conditions:

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(i)

the passing at the shareholders’ meeting of AB InBev (or any adjournment thereof) of the resolutions to be taken as are necessary or useful to approve, implement and effect (i) the Belgian Offer, (ii) the Belgian Merger and (iii) any other step of the Transaction, including the approval of any relevant transaction document;

(ii)

the UK Scheme becoming unconditional and effective by no later than the date falling 18 months from the date of this announcement or such later date as may be agreed between SABMiller and AB InBev (with the consent of the UK Panel on Takeovers and Mergers and as the High Court of Justice in England and Wales may approve if such approval is required);

(iii)	the shares of SABMiller being registered in the name of Newco; and

(iv)	ordinary shares of Newco being issued by Newco to the SAB Miller shareholders pursuant to the terms of the UK Scheme at the latest on the day before the Belgian Offer commences.

The legal documentation to be dispatched to the SABMiller shareholders in the context of the UK Scheme will include full details of the Transaction, together with notices of the UK Scheme court meeting and the SABMiller general meeting and the expected timetable, and will specify the action to be taken by SABMiller shareholders. Such documentation will be despatched to SABMiller shareholders as soon as reasonably practicable after the date on which the pre-conditions set out in the Announcement are satisfied and/or waived, as applicable.

The prospectus relating to the Belgian Offer and the Belgian law documentation to be drawn up in the context of the Belgian Merger (the “Merger Documents”) will be made available prior to the AB InBev general meeting, the SABMiller general meeting and the Newco general meeting. In addition, AB InBev and NewCo will prepare the documentation to be drawn-up in relation to the Belgian Merger under US law which will be made available to all holders of AB InBev ADRs and all AB InBev Shareholders having their registered address in the United States.

The Transaction is expected to complete in the second half of 2016, subject to the satisfaction or waiver of the pre-conditions and conditions set out in the Announcement and certain further terms set out in the Announcement and to the full terms and conditions which will be set out in the relevant transaction documents.

This announcement should be read in conjunction with, and is subject to, the full text of the Announcement that is available on the Company’s website.

English, Dutch and French versions of this announcement will be available on the website of AB InBev (www.ab-inbev.com).

Important notices relating to financial advisers

Lazard is acting exclusively as lead financial adviser to AB InBev and for no one else in connection with the Transaction and is not, and will not be, responsible to anyone other than AB InBev for providing the protections afforded to clients of Lazard, or for providing advice in connection with the Transaction or any other matters referred to in this announcement. Neither Lazard nor any of its affiliates owes or accepts any duty, liability or responsibility whatsoever

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(whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Lazard in connection with this Transaction, any statement contained herein or otherwise.

Lazard & Co., Limited is authorised and regulated in the United Kingdom by the Financial Conduct Authority.

Deutsche Bank AG is authorised under German Banking Law (competent authority: European Central Bank) and, in the United Kingdom, by the Prudential Regulation Authority. It is subject to supervision by the European Central Bank and by BaFin, Germany’s Federal Financial Supervisory Authority, and is subject to limited regulation in the United Kingdom by the Prudential Regulation Authority and Financial Conduct Authority. Details about the extent of its authorisation and regulation by the Prudential Regulation Authority, and regulation by the Financial Conduct Authority, are available on request or from www.db.com/en/content/eu_disclosures.htm.

Deutsche Bank AG, acting through its London branch (“DB”), is acting as financial adviser and corporate broker to AB InBev and no other person in connection with this announcement or its contents. DB will not be responsible to any person other than AB InBev for providing any of the protections afforded to clients of DB, nor for providing any advice in relation to any matter referred to herein. Without limiting a person’s liability for fraud, neither DB nor any of its subsidiary undertakings, branches or affiliates nor any of its or their respective directors, officers, representatives, employees, advisers or agents owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of DB in connection with this announcement, any statement contained herein or otherwise.

Barclays Bank PLC, acting through its Investment Bank (“Barclays”), which is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom, is acting as financial adviser exclusively for AB InBev and no one else in connection with the matters referred to in this announcement and is not, and will not be responsible to anyone other than AB InBev for providing the protections afforded to clients of Barclays nor for giving advice in connection with the matters referred to in this announcement.

BNP Paribas is incorporated in France with limited liability under registration no. 662 042 449 RCS Paris and has its Registered Office at 16 boulevard des Italiens, 75009 Paris, France. 662 042 449 RCS Paris. BNP Paribas is lead supervised by the European Central Bank (ECB) and the Autorité de Contrôle Prudentiel et de Résolution (ACPR). BNP Paribas London Branch is registered in England and Wales under no. FC13447 and has its Registered Office at 10 Harewood Avenue, London NW1 6AA. BNP Paribas London Branch is authorised by the ECB, the ACPR and the Prudential Regulation Authority and is subject to regulation by the Financial Conduct Authority and Prudential Regulation Authority for activities carried out in and from the United Kingdom. Details about the extent of such authorisation and regulation by the Prudential Regulation Authority, and regulation by the Financial Conduct Authority are available on request.

Please note that BNP Paribas is acting exclusively for AB InBev and no one else in connection with the subject matter of this announcement, and will not be responsible to anyone other than AB InBev for providing the protections afforded to clients of BNP Paribas or for providing advice in relation to the subject matter of this announcement.

Merrill Lynch International, a subsidiary of Bank of America Corporation (“Merrill Lynch International”), which is authorised by the Prudential Regulation Authority and regulated by the FCA and the Prudential Regulation Authority in the UK, is acting exclusively for AB InBev and no one else in connection with the Transaction and will not be responsible to anyone other than AB InBev for providing the protections afforded to its clients or for providing advice in relation to the Transaction or any other matters referred to in this announcement.

The Standard Bank of South Africa Limited (“Standard Bank”) is authorised under South African Banking Law and regulated by the South African Reserve Bank. Standard Bank is acting as financial adviser to AB InBev only in relation to certain Africa related matters arising in connection with this announcement and, in particular, is not advising AB InBev in relation to compliance under the Takeover Code. Standard Bank is not acting for anybody else in connection with the matters referred to in this announcement. Standard Bank is not and will not be responsible to any person other than AB InBev for providing any of the protections afforded to clients of Standard Bank, nor for giving any advice in relation to any matter referred to in this announcement. Neither Standard Bank nor any of its subsidiary undertakings or affiliates (including the subsidiary undertakings and affiliates of its holding company), nor any of its or their respective directors, officers, representatives, employees, advisers or agents owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in delict, in tort, under statute or otherwise) to any person who is not a client of Standard Bank in connection with this announcement, any statement contained or referred to herein or otherwise.

Robey Warshaw LLP (“Robey Warshaw”), which is authorised and regulated by the Financial Conduct Authority, is acting as joint financial adviser to SABMiller and no one else in connection with the contents of this announcement and will not be responsible to anyone other than SABMiller for providing the protections afforded to its clients or for providing advice in connection with the contents of this announcement or any matter referred to in this announcement.

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J.P. Morgan Limited, which conducts its UK investment banking business as J.P. Morgan Cazenove (“J.P. Morgan Cazenove”), is authorised and regulated in the United Kingdom by the Financial Conduct Authority. J.P. Morgan Cazenove is acting as joint financial adviser exclusively for SABMiller and no one else in connection with the matters set out in this announcement and will not regard any other person as its client in relation to the matters in this announcement and will not be responsible to anyone other than SABMiller for providing the protections afforded to clients of J.P. Morgan Cazenove, or for providing advice in relation to any matter referred to herein.

Morgan Stanley & Co. International plc (“Morgan Stanley”) which is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the UK is acting as joint financial adviser to SABMiller and no one else in connection with the matters set out in this announcement. In connection with such matters, Morgan Stanley, its affiliates and their respective directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to any other person for providing the protections afforded to their clients or for providing advice in relation to the contents of this announcement or any other matter referred to herein.

Goldman Sachs International (“Goldman Sachs”), which is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom, is acting exclusively for SABMiller and no one else in connection with the matters referred to in this announcement and will not be responsible to anyone other than SABMiller for providing the protections afforded to clients of Goldman Sachs, or for providing advice in connection with the contents of this announcement or any other matter referred to herein.

Further information

This announcement is for information purposes only and is not intended to, and does not, constitute or form part of any offer or invitation, or the solicitation of an offer or invitation, to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of, any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Transaction or otherwise nor shall there be any sale, issuance or transfer of securities of AB InBev, Newco or SABMiller pursuant to the Transaction in any jurisdiction in contravention of applicable laws. The Transaction will be implemented solely pursuant to the terms of the transaction documents, which will contain the full terms and conditions of the Transaction, including details of how to vote in respect of the Transaction. Any decision in respect of, or other response to, the Transaction should be made only on the basis of the information contained in the transaction documents. This announcement does not constitute a prospectus or prospectus equivalent document.

AB InBev reserves the right to elect (with the consent of the UK Panel on Takeovers and Mergers and subject to the terms of the co-operation Agreement and the irrevocable undertakings described in the Announcement) to implement the first step of the Transaction by way of a UK takeover offer (the “UK Offer”) and to make any necessary consequential changes to the proposed structure. In such event, such UK Offer will be implemented on the same terms, so far as applicable, as those which would apply to the UK Scheme, subject to appropriate amendments to reflect the change in method of effecting the Transaction, including (without limitation and subject to the consent of the UK Panel on Takeovers and Mergers and the terms of the co-operation Agreement and the irrevocable undertakings described in the Announcement) an acceptance condition that is set at 90 per cent. (or such lesser percentage, as AB InBev may decide): (i) in nominal value of the shares to which such UK Offer would relate; and (ii) of the voting rights attached to those shares, and that is subject to AB InBev and/or (with the consent of the UK Panel on Takeovers and Mergers) any members of the AB InBev Group having acquired or agreed to acquire, whether pursuant to the UK Offer or otherwise, shares carrying more than 50 per cent. of the voting rights normally exercisable at a general meeting of SABMiller, including, for this purpose, any such voting rights attaching to SABMiller shares that are unconditionally allotted or issued before the UK Offer becomes or is declared unconditional as to acceptances, whether pursuant to the exercise of any outstanding subscription or conversion rights or otherwise.

Overseas jurisdictions

The release, publication or distribution of this announcement in jurisdictions other than Belgium may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than the Belgium should inform themselves about, and observe any applicable requirements. This announcement has been prepared for the purpose of complying with Belgian law and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside Belgium.

Unless otherwise determined by AB InBev or required by the City Code, and permitted by applicable law and regulation, the Transaction will not be made available, directly or indirectly, in, into or from a Restricted Jurisdiction where to do so would violate the laws in that jurisdiction and no person may vote in favour of the Transaction by any such use, means, instrumentality or form within any jurisdiction if to do so would constitute a violation of the laws of that jurisdiction (a “Restricted Jurisdiction”). Accordingly, copies of this announcement and any formal documentation relating to the Transaction are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in or into or from any Restricted Jurisdiction and persons receiving such documents (including custodians, nominees and trustees) must not mail or otherwise forward, distribute or send them in or into or from any Restricted Jurisdiction. If the Transaction is implemented, among other steps, by way of a UK Offer (unless otherwise permitted by applicable law

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and regulation), the UK Offer may not be made directly or indirectly, in or into, or by the use of mails or any means or instrumentality (including, but not limited to, facsimile, e-mail or other electronic transmission, telex or telephone) of interstate or foreign commerce of, or of any facility of a national, state or other securities exchange of any Restricted Jurisdiction and the UK Offer may not be capable of acceptance by any such use, means, instrumentality or facilities.

The availability of the Newco shares to be issued upon completion of the UK Scheme and/or the Restricted Shares under the Transaction to SABMiller shareholders who are not resident in the United Kingdom or the ability of those persons to continue to hold such shares may be affected by the laws or regulatory requirements of the relevant jurisdictions in which they are resident. Persons who are not resident in the United Kingdom or Belgium should inform themselves of, and observe, any applicable legal or regulatory requirements.

Further details in relation to SABMiller shareholders in overseas jurisdictions will be contained in the UK Scheme Document.

Additional US information

The Transaction relates to the shares of a UK company and a Belgian company and is subject to UK procedural and disclosure requirements and Belgian law requirements that are different from those of the US. Any financial statements or other financial information included in this announcement may have been prepared in accordance with non-US accounting standards that may not be comparable to the financial statements of US companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the US. It may be difficult for US holders of shares to enforce their rights and any claims they may have arising under the US federal securities laws in connection with the Transaction, since AB InBev, Newco and SABMiller are each located in a country other than the US, and some or all of their officers and directors may be residents of countries other than the United States. As a result, it may not be possible for investors to effect service of process upon such persons or to enforce against them a judgment obtained in US courts. Original actions or actions for the enforcement of judgments of US courts relating to the civil liability provisions of the federal or state securities laws of the United States may not be directly enforceable in Belgium or elsewhere outside the United States.

Investors should be aware that AB InBev or Newco may purchase or arrange to purchase SABMiller shares otherwise than under any takeover offer or scheme of arrangement related to the Transaction, such as in open market or privately negotiated purchases.

The first part of the implementation of the Transaction is intended to be carried out under a scheme of arrangement provided for under English company law (which requires the approval of the SABMiller shareholders). If so, it is expected that any Initial Shares (as defined in the Announcement) to be issued pursuant to the UK Scheme to SABMiller shareholders would be issued in reliance upon the exemption from the registration requirements of the US Securities Act, provided by Section 3(a)(10) thereof.

The first part of the implementation of the Transaction may, in the circumstances provided for in the Announcement, instead be carried out by way of a takeover offer under English law. If so, any securities to be issued under the first part of the Transaction will be registered under the US Securities Act, absent any applicable exemption from registration. If the first part of the implementation of the Transaction is carried out by way of UK takeover offer, it will be done in compliance with the applicable rules under the US Exchange Act, including any applicable exemptions provided under Rule 14d-1(d) thereunder.

Investors are urged to read any documents related to the Transaction filed, furnished or to be filed or furnished with the SEC because they will contain important information regarding the Transaction and any related offer of securities. Such documents will be available free of charge at the SEC’s web site at www.sec.gov and from AB InBev at www.ab-inbev.com.

Cautionary note regarding forward-looking statements

This announcement, oral statements made regarding the Transaction, and any other information published by AB InBev, SABMiller and Newco, contain certain forward-looking statements with respect to the financial condition, results of operations and businesses of AB InBev, Newco and SABMiller and their respective Groups, and certain plans and objectives of AB InBev and Newco with respect to the Combined Group. All statements other than statements of historical fact are forward-looking statements. Forward-looking statements are prospective in nature and are not based on historical facts, but rather on current expectations and projections of the management of AB InBev, Newco and SABMiller about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. The forward-looking statements contained in this announcement include statements relating to the expected effects of the Transaction on AB InBev, Newco and/or SABMiller, the expected timing and scope of the Transaction and other statements other than historical facts. Often, but not always, forward-looking statements can be identified by the use of forward-looking words such as “plans”, “expects” or “does not expect”, “is subject to”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be

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achieved. Although AB InBev, Newco and SABMiller believe that the expectations reflected in such forward-looking statements are reasonable, AB InBev, Newco and SABMiller can give no assurance that such expectations will prove to be correct. By their nature, forward-looking statements involve risk and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include the satisfaction of the Pre-Conditions and the Conditions, the ability to realise the anticipated benefits and synergies of the Transaction, including as a result of a delay in completing the Transaction or difficulty in integrating the businesses of the companies involved; the ability to obtain the regulatory approvals related to the Transaction and the ability to satisfy any conditions required to obtain such approvals; the continued availability of financing; any change of control provisions in agreements to which AB InBev or SABMiller is a party that might be triggered by the Transaction; the impact of foreign exchange rates; the performance of the global economy; the capacity for growth in beer, alcoholic beverage markets and non-alcoholic beverage markets; the consolidation and convergence of the industry, its suppliers and its customers; the effect of changes in governmental regulations; disruption from the Transaction making it more difficult to maintain relationships with customers, employees, suppliers, associates or joint venture partners as well as governments in the territories in which the SABMiller Group and the AB InBev Group operate; and the success of AB InBev, SABMiller and/or Newco in managing the risks involved in the foregoing, as well as additional factors, including the risks relating to AB InBev described under Item 3.D of its Annual Report on Form 20-F filed with the SEC on 24 March 2015. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Any forward-looking statements should therefore be construed in the light of such factors. None of AB InBev, Newco or SABMiller, nor any of their respective associates or directors, officers or advisers, provides any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements in this announcement will actually occur. You are cautioned not to place undue reliance on these forward-looking statements. Each forward-looking statement speaks only as of the date of this announcement. None of AB InBev, the AB InBev Group, SABMiller or the SABMiller Group undertakes any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except to the extent legally required. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statement contained in this announcement.

All forward-looking statements contained in this announcement are expressly qualified in their entirety by the cautionary statements contained or referred to in this section, AB InBev’s Form 20-F, reports furnished on Form 6-K, and any other documents that AB InBev or SABMiller have made public. Readers should not place undue reliance on forward-looking statements. For a discussion of important factors which could cause actual results to differ from forward-looking statements relating to SABMiller and the SABMiller Group, refer to SABMiller’s Annual Report and Accounts for the year ended 31 March 2015. These risk factors expressly qualify all forward-looking statements contained in this announcement and should also be considered by the reader.

No forecasts or estimates

No statement in this announcement (including any statement of estimated synergies or costs savings) is intended as a profit forecast or estimate for any period. No statement in this announcement should be interpreted to mean that earnings or earnings per AB InBev share, Newco share or per SABMiller share for the current or future financial years would necessarily match or exceed the historical published earnings per AB InBev share, per Newco share or per SABMiller share.

Disclosure requirements of the City Code

Under Rule 8.3(a) of the City Code, any person who is interested in 1% or more of any class of relevant securities of an offeree company or of any securities exchange offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the offer period and, if later, following the announcement in which any securities exchange offeror is first identified. An Opening Position Disclosure must contain details of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s). An Opening Position Disclosure by a person to whom Rule 8.3(a) applies must be made by no later than 3.30 pm (London time) on the 10th Business Day following the commencement of the offer period and, if appropriate, by no later than 3.30 pm (London time) on the 10th Business Day following the announcement in which any securities exchange offeror is first identified. Relevant persons who deal in the relevant securities of the offeree company or of a securities exchange offeror prior to the deadline for making an Opening Position Disclosure must instead make a dealing disclosure.

Under Rule 8.3(b) of the City Code, any person who is, or becomes, interested in 1% or more of any class of relevant securities of the offeree company or of any securities exchange offeror must make a dealing disclosure if the person deals in any relevant securities of the offeree company or of any securities exchange offeror. A dealing disclosure must contain details of the dealing concerned and of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s), save to the extent that these details have previously been disclosed under Rule 8. A dealing disclosure by a person to whom Rule 8.3(b)

PRESS RELEASE Brussels, 11 November 2015

applies must be made by no later than 3.30 pm (London time) on the Business Day following the date of the relevant dealing.

If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a securities exchange offeror, they will be deemed to be a single person for the purpose of Rule 8.3.

Opening Position Disclosures must also be made by the offeree company and by any offeror and dealing disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4).

Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and dealing disclosures must be made can be found in the Disclosure Table on the Takeover Panel’s website at www.thetakeoverpanel.org.uk, including details of the number of relevant securities in issue, when the offer period commenced and when any offeror was first identified. You should contact the Panel’s Market Surveillance Unit on +44 (0)20 7638 0129 if you are in any doubt as to whether you are required to make an Opening Position Disclosure or a dealing disclosure.

Media	Investors
Marianne Amssoms Tel: +1-212-573-9281 E-mail: marianne.amssoms@ab-inbev.com	Graham Staley Tel: +1-212-573-4365 E-mail: graham.staley@ab-inbev.com
Karen Couck Tel: +1-212-573-9283 E-mail: karen.couck@ab-inbev.com Kathleen Van Boxelaer Tel: +32-16-27-68-23 E-mail: kathleen.vanboxelaer@ab-inbev.com	Christina Caspersen Tel: +1-212-573-4376 E-mail: christina.caspersen@ab-inbev.com Heiko Vulsieck Tel: +32-16-27-68-88 E-mail: heiko.vulsieck@ab-inbev.com

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). It is the leading global brewer and one of the world’s top five consumer products companies. Beer, the original social network, has been bringing people together for thousands of years and our portfolio of well over 200 beer brands continues to forge strong connections with consumers. This includes global brands Budweiser®, Corona® and Stella Artois®; international brands Beck’s®, Leffe®, and Hoegaarden®; and local champions Bud Light®, Skol®, Brahma®, Antarctica®, Quilmes®, Victoria®, Modelo Especial®, Michelob Ultra®, Harbin®, Sedrin®, Klinskoye®, Sibirskaya Korona®, Chernigivske®, Cass®, and Jupiler®. Anheuser-Busch InBev’s dedication to quality goes back to a brewing tradition of more than 600 years and the Den Hoorn brewery in Leuven, Belgium, as well as the pioneering spirit of the Anheuser & Co brewery, with origins in St. Louis, USA since 1852. Geographically diversified with a balanced exposure to developed and developing markets, Anheuser-Busch InBev leverages the collective strengths of its approximately 155 000 employees based in 25 countries worldwide. In 2014, AB InBev realized 47.1 billion USD revenue. The company strives to be the Best Beer Company Bringing People Together For a Better World. Learn more at ab-inbev.com, at facebook.com/ABInBev or on Twitter through @ABInBevNews.